CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
AS OF JUNE 30, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	13,053
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		13,053
Haircuts on securities		-
Net Capital	$	13,053
Aggregate Indebtedness	$	13,201
Net capital required based on aggregate indebtedness (6-2/3%)		881

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	8,053

COMPUTATION OF AGGREGATE REQUIREMENTS

(A) - 10% of total aggreate indebteness		1,320
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	7,053
Percentage of Aggregate Indebtedness to Net Capital		101.13%